UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ECB BANCORP, INC.
(Name of Issuer)
Common Stock, $3.50 Par Value

(Title of Class of Securities)
268253 10 1

(CUSIP Number)

Gregory C. Gibbs c/o Gibbs Store, LLC 35095 US Hwy 264 Engelhard, NC 27824 (252) 925-4511
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 07, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268253101

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Estate of Anna Mae H. Gibbs

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS	☐
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
		-0- shares

Number of	8	SHARED VOTING POWER
Shares		377,378 shares
Beneficially
Owned By
Each	9	SOLE DISPOSITIVE POWER
Reporting		-0- shares
Person with
	10	SHARED DISPOSITIVE POWER
		377,378 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
377,378 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	☐
CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.2%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 268253101

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Gregory C. Gibbs

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS	☐
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
		-0- shares

Number of	8	SHARED VOTING POWER
Shares		377,628 shares
Beneficially
Owned By
Each	9	SOLE DISPOSITIVE POWER
Reporting		-0- shares
Person with
	10	SHARED DISPOSITIVE POWER
		377,628 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
377,628 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	☐
CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.3%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 268253101

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Regina Ann Gibbs

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS	☐
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
		1,114 shares

Number of	8	SHARED VOTING POWER
Shares		377,378 shares
Beneficially
Owned By
Each	9	SOLE DISPOSITIVE POWER
Reporting		1,114 shares
Person with
	10	SHARED DISPOSITIVE POWER
		377,378 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
378,492 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	☐
CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.3%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 268253101

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Charles G. Gibbs, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS	☐
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
		-0- shares

Number of	8	SHARED VOTING POWER
Shares		377,944 shares
Beneficially
Owned By
Each	9	SOLE DISPOSITIVE POWER
Reporting		-0- shares
Person with
	10	SHARED DISPOSITIVE POWER
		377,944 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
377,944 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	☐
CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.3%

14	TYPE OF REPORTING PERSON
IN

This Schedule 13D/A is a joint filing pursuant to Rule 13d-1(k)(1) on behalf of each of the Reporting Persons named below.

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D relates to the voting common stock, $3.50 par value, of ECB Bancorp, Inc. (the “Issuer”). The address of the Issuer’s principal executive offices is 35050 U. S. Highway 264 East, Engelhard, North Carolina 27824.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed jointly on behalf of each of:

Estate of Anna Mae H. Gibbs
Gregory C. Gibbs
Regina Ann Gibbs
Charles G. Gibbs, Jr.

Gregory C. Gibbs, Regina Ann Gibbs and Charles G. Gibbs, Jr., are siblings and are co-executors of the Estate of Anna Mae H. Gibbs.

(b)	The Reporting Person’s addresses are:

Estate of Anna Mae H. Gibbs	Post Office Box 39, Engelhard, North Carolina 27824
Gregory C. Gibbs	Post Office Box 402, Engelhard, North Carolina 27824
Regina Ann Gibbs	Post Office Box 578, Engelhard, North Carolina 27824
Charles G. Gibbs, Jr.	Post Office Box 474, Engelhard, North Carolina 27824

(c)	The principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, for each of the Reporting Persons is as follows:

The Estate of Anna Mae H. Gibbs is an estate created following the death of Anna Mae H. Gibbs and under the supervision of the Clerk of Superior Court of Hyde County, North Carolina. The Estate’s mailing address is Post Office Box 39, Engelhard, North Carolina 27824.

Gregory C. Gibbs is the General Manager of Gibbs Store, LLC, a retail hardware business. Its business address is Post Office Box 39, Engelhard, North Carolina 27824.

Regina Ann Gibbs is employed by Gibbs Store, LLC, a retail hardware business. Its business address is Post Office Box 39, Engelhard, North Carolina 27824.

Charles G. Gibbs, Jr. is employed by Darkwoods Farms, LLC, which engages in farming operations. Its business address is Post Office Box 39, Engelhard, North Carolina 27824

Gibbs Store, LLC, and Darkwoods Farms, LLC, each is a limited liability company organized under North Carolina law. Gregory C. Gibbs, Regina Ann Gibbs, and Charles G. Gibbs, Jr., are the sole members and owners of each of those entities.

(d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The securities that resulted in each Reporting Person becoming a 5% beneficial owner are those shares that were deemed to have been acquired by each Reporting Person upon the opening of the Estate of Anna Mae H. Gibbs and the qualification in January of 2006 of Gregory C. Gibbs, Regina Ann Gibbs and Charles G. Gibbs, Jr. as co-executors of the estate (the “Co-Executors”).

Item 4. Purpose of Transaction

Item 4 of the Reporting Persons previously filed Schedule 13D is amended in its entirety as follows:

The shares in the Estate of Anna Mae H. Gibbs (the “Estate”) are being held by the Estate for the purpose of administering the Estate of Anna Mae H. Gibbs and making distributions in accordance with the decedent’s will. In the course of administering the Estate, the Reporting Persons may sell a portion of the shares held by the Estate if that becomes necessary for the payment of debts or taxes owed by the Estate or to generate funds for other Estate purposes. The Reporting Persons who act as the Co-Executors for the Estate are fiduciaries who have a duty to act in the best interests of all persons interested in the Estate with as little sacrifice of value as is reasonable under all of the circumstances. Accordingly, the Reporting Persons have an interest in maximizing the value of the shares held by the Estate and acting in the Estate’s best interests as a shareholder of the Issuer.

The Reporting Persons expect to engage in discussions with management, the board of directors, and other shareholders of the Issuer and other relevant parties concerning the business, capitalization, financial condition, operations, governance, strategy, and future plans of the Issuer, which discussions may include proposals that the Reporting Persons believe will increase shareholder value.

At the Issuer’s Annual Meeting of Shareholders held on June 7, 2012, Gregory C. Gibbs, on behalf of the Reporting Persons, made an open statement to the Issuer, its board of directors and management, as well as to other shareholders in attendance at the Annual Meeting, regarding the Reporting Persons’ concern over the recent financial performance of the Issuer and the Issuer’s wholly-owned subsidiary, The East Carolina Bank. The Reporting Persons expressed their dissatisfaction with the performance of executive management, the loss in market value of the Issuer’s common stock, and the rise in salary expense over the last three years, including recent salary increases given to the Issuer’s executive officers in fiscal year 2011 despite the net loss sustained by the Issuer for the 2011 fiscal year. The Reporting Persons requested that the Issuer’s board of directors ask for the resignation of the Issuer’s President and Chief Executive Officer, and failing that, for the Issuer to terminate his employment and ask for his resignation as a director of the Issuer and its subsidiary bank. A copy of the script of the Statement by Gregory C. Gibbs read on behalf of the Reporting Persons at the Annual Meeting is attached hereto as Exhibit 3 and incorporated by reference herein.

Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Issuer’s common stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, (i) purchasing additional shares of common stock or selling some or all of their shares of common stock, (ii) voting for or against and expressing support for or against the proposals of the board of directors of the Issuer or other shareholders of the Issuers, (iii) encouraging the Issuer to explore sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger, and/or (iv) otherwise changing their intention with respect to any and all matters referred to in Item 4 of this Amendment No. 1 to Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) The aggregate numbers of shares beneficially owned by each Reporting Person, and the percentages of the Issuer’s outstanding common stock represented by those shares, are as follows:

Reporting Person	Number of Shares Beneficially Owned(1)	Percentage of Total Outstanding Shares(2)

Estate of Anna Mae H. Gibbs	377,378	13.24%
Gregory C. Gibbs	377,628	13.25%
Regina Ann Gibbs	378,492	13.28%
Charles G. Gibbs, Jr.	377,944	13.26%

(1)	The number of shares listed for each of the four Reporting Persons includes 377,378 shares held by the Estate of Anna Mae H. Gibbs. Those shares are listed as beneficially owned by each of the three individual Reporting Persons as a result of their role of Co-Executors of the Estate.
(2)	Based on 2,849,841shares of the Issuer’s common stock issued and outstanding as of May 11, 2012, as reported in the Issuer’s report on Form 10-Q filed with the SEC on May 15, 2012.

(b) With respect to the aggregate numbers of shares listed in the table above, the number of shares as to which each Reporting Person has sole or shared voting and/or dispositive power are as follows:

	Power to Vote or Direct the Voting			Power to Dispose of or Direct the Disposition
Reporting Person	Sole	Shared		Sole	Shared
Estate of Anna Mae H. Gibbs	-0-	377,378	(1)	-0-	377,378	(1)
Gregory C. Gibbs	-0-	377,628	(2)	-0-	377,628	(2)
Regina Ann Gibbs	1,114	377,378	(3)	1,114	377,378	(3)
Charles G. Gibbs, Jr.	-0-	377,944	(4)	-0-	377,944	(4)

(1)	Voting and dispositive rights as to all shares are shared by the three Co-Executors of the Estate.
(2)	Includes the 377,378 shares owned by the Estate with respect to which the individuals share voting and disposition power as Co-Executors of the Estate, 100 shares held jointly with his spouse, and 150 shares owned by his spouse.
(3)	Represents the 377,378 shares owned by the Estate with respect to which the individuals share voting and disposition power as Co-Executors of the Estate.
(4)	Includes the 377,378 shares owned by the Estate for which he is Co-Executor, 536 shares held as joint tenants with right of survivorship with his spouse, and 30 shares owned by his spouse.

(c) During the past 60 days, the sales set forth below in this Item 5(c) were effected by the identified Reporting Person. The Estate of Anna Mae H. Gibbs and Gregory C. Gibbs have not effected any sales of the Issuer’s common stock in the last 60 days. No purchases of the Issuer’s common stock have been made by any of the Reporting Persons in the last 60 days.

Seller (Reporting Person)	Date of Sale	Quantity of Shares Sold	Price Per Share

Regina Ann Gibbs	04/11/2012	400	$9.41
Regina Ann Gibbs	04/11/2012	3,500	$9.35
Regina Ann Gibbs	04/11/2012	5,000	$9.40
Regina Ann Gibbs	04/12/2012	1,000	$9.40
Regina Ann Gibbs	04/12/2012	6,000	$9.35
Regina Ann Gibbs	04/12/2012	4,600	$9.38
Regina Ann Gibbs	04/17/2012	65	$9.35
Regina Ann Gibbs	04/19/2012	3,435	$9.35
Regina Ann Gibbs	04/20/2012	3,000	$9.35
Regina Ann Gibbs	05/09/2012	20	$9.28

Seller (Reporting Person)	Date of Sale	Quantity of Shares Sold	Price Per Share

Charles G. Gibbs, Jr.	05/08/2012	743	$9.30
Charles G. Gibbs, Jr.	05/09/2012	4,000	$9.28
Charles G. Gibbs, Jr.	05/09/2012	500	$9.26
Charles G. Gibbs, Jr.	05/09/2012	500	$9.25

The Issuer’s common stock is traded on the NYSE Amex and the above transactions were effected through open market trades.

(d)   Except with respect to shares held by Charles G. Gibbs, Jr. as joint tenants with rights of survivorship with his spouse and by his spouse individually, and except as otherwise set forth in this Amendment No. 1 to Schedule 13D, no other persons are known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares beneficially owned by any of the Reporting Persons.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The shares held by the Estate of Anna Mae H. Gibbs are pledged as collateral to secure a loan made to the Estate by a bank unaffiliated with the Issuer. The Estate is current under all its obligations under the note.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

2	Joint Filing Statement of Reporting Persons pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934

3	Script of Statement by Gregory C. Gibbs read on behalf of the Reporting Persons at the ECB Bancorp, Inc. Annual Meeting of Shareholders on June 7, 2012

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2012

Estate of Anna Mae H. Gibbs

By:	/s/ Gregory C. Gibbs
Name:	Gregory C. Gibbs
Title:	Co-Executor

/s/ Gregory C. Gibbs
Gregory C. Gibbs

/s/ Regina Ann Gibbs
Regina Ann Gibbs

/s/ Charles G. Gibbs, Jr.
Charles G. Gibbs, Jr.